FORM C Regulation Crowdfunding

TTH NETWORKS CORP
Up to $1,000,000.00 Offering
July 16, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORMC
UNDER THE SECURITIES ACT OF 1933

✓ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Repmt

☐ Form C-TR: Termination of Repmting

- **Name of issuer: TTH** Networks Corp

- **Legal status of issuer:**
  Form: CORPORATION
  Jurisdiction of Incorporation/Organization: CALIFORNIA
  Date of organization: 12/20/2017

- **Physical address of issuer:** 14921 Stanford Ave, Unit A208, Compton, CA 90220

- **Phone:** 424-233-7612

- **Email:** info@tthnetworks.com

- **EIN:** 82-3474576

- **CIK number of issuer:** 0001827084

- **Website of issuer:** https://tthnetworks.com

- Is **there a Co-issuer?** No

Offering Details

- **Name of intermediary:** NETCAPITAL FUNDING PORTAL INC (CIK: 0001669191, SEC File: 007-00035, CRD: 283596)

- **Compensation:** 5.0% of the amount raised

- **Any other interest in the issuer held by the intermediary:** None

- **Escrow Agent:** Boston Private Bank and Trust Company

- **Security Type:** Common Stock

- **Target Shares:** 10,000

- **Price:** $10.00 per share

- **Target Amount:** $100,000.00

- **Oversubscriptions:** [X] Yes [] No

- **Oversubscription Allocation:** [] Pro-rata basis [X] First-come, first-served basis

- **Maximum Amount:** $1,000,000.00

- **Deadline:** December **1,** 2025

- **NOTE:** If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to investors promptly by the qualified third party escrow agent, as required by 17 CFR g 227.303(b)(6) of Regulation Crowdfunding.

- **Employees:** 10

Exhibit A - Certified Financial Statements and Affidavit

Certified Financial Statements

Item	Most Recent Fiscal Year-End (2024)	Prior Fiscal Year-End (
Assets		
Cash & Cash Equivalents	$50,000.00	$50,0
Prepaid Expenses	$110,000,000.00	$105,000,0
Note Receivable	$50,000,000.00	$40,000,0
Total Assets	$160,050,000.00	$145,050,0
Liabilities & Equity		
Liabilities	$14,400.00	$14,4
Common Stock	$110,000,000.00	$110,000,0
Retained Earnings	$10,000,000.00	$9,000,0
Additional Paid-In Capital	($159,964,400.00)	($144,964,4(
Total Liabilities & Equity	$160,050,000.00	$145,050,0
Revenues		
Barter Revenue - Worker Services	$110,000,000.00	$105,000,0
Barter Revenue - Founder Services	$50,000,000.00	$40,000,0
Total Revenues	$160,000,000.00	$145,000,0
Expenses		
Prepaid Worker Compensation Expense	$110,000,000.00	$105,000,0
Founder Equity Compensation Expense	$50,000,000.00	$40,000,0
Total Expenses	$160,000,000.00	$145,000,0
Net Income	$0.00	

Financial Statement Notes

- **Barter Transactions:**

    - *Worker Services:* $110M reflects equity issued to 11,000 networkers for future social media services (100 shares each at $100, totaling $110M), recorded as Prepaid Expenses (asset) and reducing Additional Paid-In Capital. Barter revenue and expense per GAAP (ASC 845).

    - *Founder Services: $SOM* reflects equity issued for a founder's promissory note for four years of work, recorded as Note Receivable (asset) and reducing Additional Paid-In Capital. Barter revenue and expense per ASC 845.

- **Liabilities:** $14,400 reflects annual subscriptions to online services ($1,200/month x 12).

- **IRS Code 1032:** Both transactions are non-taxable under IRC g1032 (stock issued for services), with no tax liabilities as stock was the medium of exchange.

- **Compliance:** Financials certified per Reg CF Rule 20l(t). Barter transactions comply with GAAP (ASC 845) and SEC rules for other consideration (17 CPR g 230.405).

- **Prior Year:** Assumes similar transactions with slightly lower values ($105M workers, $40M founder) for consistency.

Affidavit of Certification

I, Will Robinson, President of TTH Networks Corp, hereby certify under penalty of perjury that:

1. I have reviewed the financial statements included in this Form C.

2. The financial statements are true and complete in all material respects, fairly presenting the financial condition of TTH Networks Corp as of December 31, 2024, and December 31, 2023.

3. No material facts have been omitted that would make the statements misleading.

4. The financials comply with Regulation Crowdfunding Rule 20l(t) and GAAP (ASC 845).

/s/ Will Robinson
Will Robinson, President
Date: July 16, 2025

Offering Overview

TTH NETWORKS CORP
Common Stock
July 16, 2025

This Form C is being furnished by TTH NETWORKS CORP, a California CORPORATION, to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company.

Investment Highlight

- **Exclusive Opportunity:** Invest $10 per share for equity that has previously sold at $100 per share [17 CFR g 227.20l(b)(l)]. Join over 11,000 existing shareholders who purchased our stock at full value [17 CFR g 227.20l(a)(3)]. This offering provides a 90% discount to historical pricing [17 CFR g 227.201(b)(1)].

- **Example:** If you invest $1,000, you receive 100 shares that have been sold for $100 per share to others. Upon successful listing on NASDAQ, these shares may become liquid and tradeable, potentially offering significant value appreciation [17 CFR g 227.20l(b)(2), 17 CFR g 227.304(c), NASDAQ Rule IM-5315-1].

The Company intends to raise at least $100,000.00 and up to $1,000,000.00. The minimum amount of Securities that can be purchased is $100 per Investor. The offer is subject to modification, prior sale, and withdrawal at any time.

SEC-Backed Investor Protection

This offering is governed by Regulation Crowdfunding Rule 304, which mandates:

- All investor funds are held in escrow by Boston Private Bank and Trust Company.

- If the minimum goal of $100,000 is not met by December 1, 2025, your funds will be returned in full [17 CFR g 227.303(b)(6)].

- No exceptions. No delays. No discretion by the Company.

The Offering is being made through NETCAPITAL FUNDING PORTAL INC. The Intermediary will receive 5% of the amount raised.

	Price to Investors	Service Fees and Commissions	Net Procf
Minimum Individual Purchase Amount	$10.00	$0.00	$1(
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,00(
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,00(

- (1) Excludes fees to the Company's advisors, such as attorneys and accountants.

- (2) NETCAPITAL FUNDING PORTAL INC will receive 5% of the amount raised.

Use of Funds: 100% Toward NASDAQ Listing

- Funds will be used exclusively to pay our listing fee, enabling us to:
    - Enter the public markets.
    - Create immediate liquidity for your shares.

No Lock-Up Period: Immediate Liquidity

This is a Direct Listing via Form 8-A, not an IPO:

- No lock-up period applies [NASDAQ Rule IM-5315-1].

- You may sell, transfer, or borrow against your shares immediately upon listing, subject to compliance with securities laws [17 CFR g 227.304(c)].

Table of Contents

Summary

TTH Networks Corp is a California CORPORATION, formed on 12/20/2017. The Company is located at 14921 Stanford Ave, Unit A208, Compton, CA 90220. The Company's website is https://tthnetworks.com. The information on our website is not part of this Form C.

The Business

At TTH Networks Corp, we leverage crowdsourcing and network marketing to fuel startup growth. Our TTH Network app serves as a recruitment platform for gig workers and a distribution channel for paitner products and services. Our services include strategic planning, startup funding, product positioning, and integrated communication programs.

The Offering

Item	Amount/Description
Common Stock being offered	10,000 (minimum) to 100,000 (maximum)
Total Common Stock outstanding after Offering	11,000,000 (if fully subscribed, 11,100,000)
Purchase price per Security	$10.00
Minimum investment amount per investor	$100
Offering deadline	December 1, 2025
Use of proceeds	See page 16
Voting Rights	One vote per share

Risk Factors

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE.

- **Barter Revenue Recognition Risk:** Our accounting model includes barter transactions where equity is issued in exchange for services. While compliant with GAAP under ASC 845 and IRS Code 1032, it may require reclassification in future audits or regulatory reviews.

- **Dilution Risk:** Continued issuance of shares at $100 per task via the TTH Network app may dilute the value of shares purchased at $10 through this offering.

- **Platform Adoption Risk:** The effectiveness of our network depends on rapid adoption and engagement by networkers. Delays in traction could reduce monetization efficiency.

- **Early-Stage Company Risk:** Limited operating history increases uncertainty.

- **Regulatory Risks:** Compliance with federal and state securities laws is required.

- **Liquidity Risk:** Securities are restricted for one year unless a Direct Listing occurs [17 CFR g 227.501].

Frequently Asked Questions

Q: When can I cash out my stock?
A: You can sell your shares immediately upon listing on NASDAQ through our Direct Listing process, as permitted under NASDAQ Rule IM-5315-1, provided the listing is successful.

Q: What happens if you dont raise enough money?
A: If we do not raise the minimum goal of $100,000 by December 1, 2025, the qualified third party escrow agent will promptly return your funds in full, as required by SEC Rule 304 [17 CPR g 227.303(b)(6)].

Q: Why do you believe you can meet NASDAQ listing standards?
A: We believe we can meet the NASDAQ Market Value Listing Standard (MVLS) for the Nasdaq Capital Market, requiting a minimum of 300 round lot shareholders, $4 million in stockholders' equity, $15 million market value of unrestricted publicly held shares, and 1 million unrestricted shares. We exceed the shareholder requirement with over 11,000 shareholders who purchased shares at $100 each via sweat equity.

Business

Description of the Business

TTH Networks Corp leverages crowdsourcing and network marketing to fuel staitup growth. Our TTH Network app allows users to earn equity by joining our Social Media Broadcasting Network, recognized as a sale of stock under SEC Rule 701 (17 CFR g 230.405).

Business Plan

We aim to onboard 1015 startups per quarter, targeting **1** million downstream user impressions per campaign cycle. The **TTH** Network app will monetize through a freemium model, in-app advertising, and a SaaS dashboard subscription for partner startups.

Social Media Broadcasting Network

TTH Networks Corp has established a Social Media Broadcasting Network, integrating over 25 social media platforms. The network features over 11,000 broadcasters, engaging an audience of more than 100 million individuals. Revenue streams include:

- **Advertising Exchanges:** Programmatic advertising via Google Ad Exchange, OpenX, PubMatic, Magnite, and Index Exchange.

- **Affiliate Marketing:** Commissions through CJ Affiliate, Rakuten Advertising, ShareASale, ClickBank, and Impact.com.

- **Premium Subscriptions:** Enhanced features and analytics for paitners and broadcasters.

Business Details

History of the Business

Founded in 2017, **TTH** Networks Corp has developed a scalable network marketing platform for emerging businesses.

Products and Services

- **TTH** Network app (Apple/Android)
- Strategic consulting for startup growth

Competition

Key competitors include Penji, uTest, Guuru, Squadhelp, Ponoko, and Yoobic.

Supply Chain

We target new and established businesses seeking cost-effective sales growth.

Intellectual Property

The Company is not dependent on any intellectual property.

Regulatory Compliance

The Company complies with all applicable federal, state, and local regulations.

Litigation

There are no pending or threatened legal suits.

Use of Proceeds

Category	Minimum Offering (%)	Minimum Offering ($)	Maximum Offering (
Intermediary Fees	5%	$5,000.00	
Attorney Fees	10%	$10,000.00	
General Marketing	35%	$35,000.00	2:
Research & Development	20%	$20,000.00	2,
Operation Expenses	20%	$20,000.00	**1,**
Expansion of Sales Network	0%	$0.00	21
Reserve Funds	0%	$0.00	
Total	**100%**	**$100,000.00**	**10(**

Directors, Officers, and Employees

Directors

Will Robinson

Officers

Will Robinson, President

Employees

The Company cun-ently has 10 employees.

Capitalization and Ownership

Capitalization

- **Type of security:** Common Stock

- **Amount outstanding:** 11,000,000

- **Voting Rights:** Yes

- **Anti-Dilution Rights:** No

- **Percentage ownership:** 100% (prior to offering)

Ownership

11,000 shareholders, each holding 1,000 shares valued at $110 million in total equity from the exchange of sweat equity, totaling 11,000,000 shares.

Financial Information

Operations

See the financial statements in Exhibit A.

Liquidity and Capital Resources

Proceeds will be used for expansion, recrnitment, product development, and general operations, with all funds directed toward achieving our NASDAQ listing.

Capital Expenditures and Other Obligations

No material capital expenditures are planned.

Material Changes and Other Information

None.

Trends and Uncertainties

See Risk Factors.

The Offering and the Securities

The Offering

Up to 100,000 shares of Common Stock for up to $1,000,000.00. Minimum investment: $100.
Deadline: December 1, 2025.

The Securities

Common Stock, $10.00 per share, one vote per share.

Voting and Control

Shareholders have one vote per share. No special voting agreements in place.

Anti-Dilution Rights

None.

Restrictions on Transfer

Securities may not be transferred for one year except as permitted by Regulation CF, unless a Direct Listing occurs [17 CFR g 227.501].

Other Material Terms

The Company may repurchase Common Stock. No stated return or liquidation preference.

Tax Matters

Each investor should consult their own tax advisor regarding the U.S. federal, state, and local tax consequences of an investment.

Transactions with Related Persons and Conflicts of Interest

No related person transactions or conflicts of interest exist.

Investor Rights

Investors will have the right to receive annual reports with audited financial statements (or reviewed for the first two years if exempt), within 120 days of fiscal year end. Each share caITies one vote on matters submitted to shareholders. Securities are subject to a one-year holding period under Regulation CF [17 CFR g 227.501], unless a Direct Listing provides immediate liquidity [NASDAQ Rule IM-5315-1].

Ongoing Reporting

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (g 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, based on the certified financial statements provided in Exhibit A.

/s/ **Will** Robinson
Will Robinson
President
July 16, 2025

Signature (Continued)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (g 227.100 et seq.), this Form Chas been signed by the following persons in the capacities and on the dates indicated.

/s/ **Will** Robinson
Will Robinson
President
July 16, 2025

Instructions

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons pedorming similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

3. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Ongoing Reporting (Continued)

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end.

Instructions (Continued)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Signatures

Pursuant to the requirements of Regulation Crowdfunding, the undersigned, in the capacity and auth01ity as indicated below, has caused this offering statement to be duly signed on behalf of the issuer, in the City of Compton, State of California, on July 16, 2025.

/s/ **Will** Robinson
Will Robinson
President
July 16, 2025